769 762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03000783

March 20, 2003

No Act
P.E. 3-17-03

Tad J. Freese
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, CA 94111-2562

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/20/2003

Re: Longs Drug Stores Corporation

Dear Mr. Freese:

This is in regard to your letter dated March 17, 2003 concerning the shareholder proposal submitted by the General Board of Pension and Health Benefits of the United Methodist Church for inclusion in Longs Drug's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Longs Drug therefore withdraws its January 30, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Vidette Bullock Mixon
Director, Corporate Relations
and Social Concerns
General Board of Pension and Health Benefits
of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM & WATKINS LLP

Boston
Brussels
Chicago
Frankfurt
Hamburg
Hong Kong
London
Los Angeles
Milan
Moscow
New Jersey
New York
Northern Virginia
Orange County
Paris
San Diego
San Francisco
Silicon Valley
Singapore
Tokyo
Washington, D.C.

January 30, 2003

File No. 030668-0000

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of General Board of Pension and Health Benefits of the United Methodist Church for Inclusion in Longs Drug Stores Corporation's 2003 Proxy Materials

Ladies and Gentlemen:

Longs Drug Stores Corporation (the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders. On behalf of the Company, I write to inform you that the Company intends to omit the Proposal from its proxy materials and to request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company does so.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are: (1) one original and five copies of this letter, which includes a statement of the reasons why the Company believes it may exclude the Proposal; and (2) six copies of the letter from the Proponent dated December 17, 2002 submitting the Proposal (Attachment A). A copy of this letter is also being sent to the Proponent to notify it that the Company intends to omit the Proposal from the Company's proxy materials.

The Proposal And Bases For Omission

The Proposal would effectively require that the board of directors of the Company (the "Board") (i) take certain initiatives, outlined in the Proposal, aimed at reducing and eventually ceasing, the sale and advertisement of tobacco products in the Company's retail stores, and (ii) issue a report to the stockholders of the Company (the "Stockholders") detailing its actions in that regard. If implemented, the Proposal would restrict the Board's "ability to run [the] Company on a day-to-day basis" and, thus, would interfere with the conduct of the Company's ordinary business operations. See Exchange Act Release No. 40018 (May 21, 1998).

Under Rule 14a-8(i)(7), a company may exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. This "ordinary business operations" exception covers proposals regarding the sale and advertisement of a particular product, as well as proposals requesting a report to stockholders on a particular facet of the company's operations. The Proposal would require both of these items — it effectively mandates that the Company take certain actions with regard to the sale and advertisement of a particular product, here tobacco, and requires that the Board issue a report to the stockholders regarding those actions. We respectfully submit that both aspects of the Proposal are excludable pursuant to the "ordinary business operations" exception of Rule 14a-8(i)(7).

The Initiatives Aimed at Curtailing the Sale and Advertising of Tobacco Products Concern Matters Dealing With the Company's Ordinary Business Operations and the Proposal May Be Excluded Under Rule 14a-8(i)(7).

First, the Proposal effectively mandates that the Company take certain initiatives aimed at curtailing and eventually ceasing the sale and advertisement of a particular group of products, namely, cigarettes and other tobacco products. The Staff has consistently taken the position that companies may omit stockholder proposals relating to the sale and advertisement of tobacco products pursuant to Rule 14a-8(i)(7). See e.g. Albertson's Inc. (avail. March 18, 1999); CVS Corporation (avail. March 2, 1998); J.C. Penney Company, Inc. (avail. March 2, 1998); Rite-Aid Corporation (avail. March 5, 1997); Crown Central Petroleum Corporation (avail. February 19, 1997); Texaco Inc. (avail. February 12, 1997). As recently as the 2002 proxy season, the Staff reaffirmed its position that stockholder proposals dealing with the sale and advertising of tobacco products may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7) because such proposals relate to the company's ordinary business operations. See Wal-Mart Stores, Inc. (avail. April 1, 2002).

In Albertson's, a stockholder submitted a proposal mandating that the board of directors of Albertson's "take steps necessary to assure that [the company] no longer sells advertises, or promotes tobacco products." The Staff concurred in Albertson's opinion that the proposal was directed at matters "relating to [Albertson's] ordinary business operations (i.e., the sale of a particular product)," and could therefore be excluded from Albertson's proxy materials pursuant to Rule 14a-8(i)(7).

Similarly, in CVS the Staff permitted the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board of directors "adopt a policy to stop selling cigarettes unless management can demonstrate that its stores are able to fully implement FDA regulations" related to tobacco. See also J.C. Penney Company, Inc. (avail. March 2, 1998) (Staff permitted exclusion of a proposal substantially similar to that in CVS). The Proposal, like those submitted by stockholders in Albertson's, CVS and J.C. Penney, is directed at the sale and advertising of tobacco, and thus should be excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. See Albertson's, Inc. (avail. March 18, 1999); CVS Corporation (avail. March 2, 1998); J.C. Penney Company, Inc. (avail. March 2, 1998).

Longs Drug Stores owns and operates approximately 447 retail drug stores throughout the United States, each of which carries thousands of products, of which tobacco products represent an extremely small portion. The sale and marketing of each one of those products involves a complex decision-making process that considers a variety of different factors, including social and economic factors. These considerations are integral to the operations of any retail business. Given the number of products, the variety of factors affecting the offer and sale of each product, especially how factors are affected by regional purchasing differences and the speed with which retail customers' tastes change, Rule 14a-8(i)(7) reserves those day-to-day decisions for management because they "could not, as a practical matter, be subject to direct stockholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). Furthermore, stockholders, as a group, cannot be adequately versed in the daily operations of the Company's business to make informed decisions on such issues. See id. For these reasons, and in line with the reasoning of the prior no-action letters discussed above, we respectfully submit that the Proposal should be excludable from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it is directed at the Company's ordinary business operations.

The Report to the Stockholders on the Company's Sale and Advertisement of Tobacco Products Concerns Matters Dealing With the Company's Ordinary Business Operations and the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Second, the Proposal requires the Board to issue a report to the Stockholders on the Company's efforts to implement the initiatives outlined in the Proposal. The Staff has issued several no-action letters taking the position that stockholder proposals requesting an investigation of and report on company operations may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See e.g. Wal-Mart Stores, Inc. (avail. April 1, 2002); The Walt Disney Company (avail. September 30, 1997); Crown Central Petroleum Corporation (avail. February 19, 1997); Potomac Electric Power Company (avail. March 3, 1992); The Southern Company (avail. March 13, 1990).

In Wal-Mart Stores, a stockholder submitted a proposal requiring that the board of directors of Wal-Mart issue a report to stockholders discussing "Wal-Mart's rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as it adopts in the United States." The Staff concurred in Wal-Mart's opinion that the proposal infringed upon management's ability to conduct the day-to-day operations of the business, and therefore could be excluded from Wal-Mart's proxy materials as "relating to ordinary business matters (i.e., the sale and advertising of a particular product)." Likewise, in Crown Central the Staff permitted the exclusion of a proposal requiring the board to investigate the company's compliance with FDA regulations concerning the sale and advertisement of tobacco products. The Staff concurred in Crown Central's opinion that decisions as to whether to investigate and report on aspects of the company's operations involve ordinary business operations, and may therefore be excluded from the company's proxy materials. Similar to those proposals submitted by stockholders in Wal-Mart and Crown Central, the Proposal would require that the Board investigate and report to the Stockholders on the Company's sale and marketing of tobacco products and therefore should be excludable from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. See Wal-Mart Stores, Inc. (avail. April 1, 2002); Crown Central Petroleum Corporation (avail. February 19, 1997).

Furthermore, the Staff has upheld the "ordinary business operations" exception even where the product that is the subject of the proposal is tobacco, despite the fact that tobacco products are significantly regulated, and spark significant public policy concerns. See e.g. Wal-Mart Stores, Inc. (avail. April 1, 2002); Albertson's Inc. (avail. March 18, 1999); CVS Corporation (avail. March 2, 1998); J.C. Penney Company, Inc. (avail. March 2, 1998); Rite-Aid Corporation (avail. March 5, 1997); Crown Central Petroleum Corporation (avail. February 19, 1997); Texaco Inc. (avail. February 12, 1997). With regard to the consideration of such public policy concerns, the Staff has consistently upheld the "ordinary business operations" exception as it relates to the sale and advertising of tobacco products by retailers. See id.

In addition, the sale and advertisement of many of the products that Longs' stores sell other than tobacco products, most notably pharmaceuticals, are subject to some level of regulation, and, although perhaps to a lesser extent than tobacco products, involve consideration of public policy. Regulation or policy concerns, however, do not remove a product from the ordinary course of business; in fact, compliance with applicable regulations and laws is a function of management in nearly any retail business. As noted previously, it is precisely these types of day-to-day considerations that 14a-8(i)(7) reserves for management, which is better equipped than stockholders to balance policy issues with product trends and customer concerns while ensuring compliance with applicable laws and regulations. See Wal-Mart Stores, Inc. (avail. April 1, 2002); Exchange Act Release No. 40018 (May 21, 1998). Such functions could not practically be subject to direct stockholder oversight. See id. For these reasons, the Proposal should be excludable from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it is directed at the Company's ordinary business operations.

Conclusion

The Proposal restricts management's ability to run the Company on a day-to-day basis, and relates to the sale and advertisement of a particular product. It is thus directed at the Company's

LATHAM&WATKINS LLP

ordinary business operations, and should be excludable from the Company's Proxy materials under the "ordinary business operations" exception of Rule 14a-8(i)(7).

For the foregoing reasons, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its Proxy materials.

Because Longs Drug Stores anticipates that drafts of its proxy materials will be sent to the printer in April 2003, we would appreciate a response as soon as possible. If the Staff disagrees with our conclusion that the Proposal may be omitted from the Company's proxy materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242 or the undersigned at (415) 395-8184.

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter and returning it to us in the enclosed preaddressed, prepaid envelope. Thank you for your consideration.

Sincerely,

Tad J. Freese
of LATHAM & WATKINS LLP

Enclosures

cc: Timothy Mehren, Longs Drug Stores Corporation
General Board of Pension and Health Benefits of the United Methodist Church

Attachment A

Proposal

RESOLUTION TO LONGS DRUGS

Whereas, according to the Surgeon General, 88% of adult smokers began by the age of 18 and the average age of first smokers is 14; and

Whereas, we believe that the sale of tobacco in drug stores promotes and legitimizes the use of tobacco by adults and minors: and

Whereas, Longs Drugs is the 6th largest drug store chain in the United States with over 440 stores throughout the Western United States;

Whereas, Longs Drugs has a long standing reputation of providing good service and being sensitive to the needs of communities in which it has outlets,

Whereas, we believe that the sale of tobacco is contradictory to the mission of providing healthcare products to consumers; and

Whereas, we believe that tobacco sales undermine Longs' commitment to its corporate motto of *"Live Healthy. Live Happy. Live Longs"*; and

Whereas, Longs Drug is to be commended for its adoption by the Board of Directors of a comprehensive commitment to *"reducing tobacco usage in our communities"* in response to shareholder requests at the 2002 annual meeting,

Now be it Resolved that the shareholders request the Longs' Board of Directors to issue a report (omitting proprietary information and compiled at reasonable cost) on actions by the Company to implement the following matters and that the report be made available to all shareholders within three months after the 2003 annual meeting (including posting on the company's website and that shareholders be notified of its posting):

1. The methodology and time frame for determining "customer preference for eliminating tobacco products" for each store,
2. The phasing out of tobacco products at each store where it is determined that customers oppose the sale of such products;
3. The adoption and publicizing of a policy of refusing all tobacco industry incentives and tobacco advertising, and the inclusion of statewide and local quit smoking resources in all advertising;
4. Actions taken to prevent minors from having access to tobacco products;
5. Actions taken by the company to support smoking cessation programs through established public and private health groups;
6. The creation and implementation of a Company Tobacco Free Advisory Council consisting of shareholders, health professionals and community organizations.

RECEIVED
2003 MAR 18 PM 5:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LATHAM & WATKINS LLP

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

File No. 030668-0000

March 17, 2003

VIA FEDERAL EXPRESS

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Request for No-Action Letter Regarding the Stockholder Proposal of General Board of Pension and Health Benefits of the United Methodist Church

Ladies and Gentlemen:

This letter is to inform you that Longs Drug Stores Corporation (the "Company") hereby formally withdraws its letter dated January 30, 2003 (the "No-Action Letter") requesting that the Securities and Exchange Commission not take any action if the Company excludes from its proxy materials the stockholder proposal and supporting statement (the "Proposal") received from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent"). The No-Action Letter and its attachments are attached hereto as Attachment A.

On behalf of the Company, I hereby notify you that the Proponent has voluntarily withdrawn the Proposal, and, therefore, the matter has been rendered moot. The withdrawal letter from the Proponent is attached hereto as Attachment B.

Enclosed are one original and five copies of this letter and its attachments. A copy of this letter is also being sent to the Proponent informing it of the Company's withdrawal of its No-Action Letter.

If you have any questions concerning this matter, please call the undersigned at (415) 395-8184.

SF\409261.1

LATHAM&WATKINS LLP

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter and faxing it back to me at (415) 395-8095.

Sincerely,

Tad J. Freese
of LATHAM & WATKINS LLP

Enclosures

cc: Timothy Mehren, Longs Drug Stores Corporation
General Board of Pension and Health Benefits of the United Methodist Church

Attachment A

No-Action Letter

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM&WATKINS LLP

Boston
Brussels
Chicago
Frankfurt
Hamburg
Hong Kong
London
Los Angeles
Milan
Moscow
New Jersey
New York
Northern Virginia
Orange County
Paris
San Diego
San Francisco
Silicon Valley
Singapore
Tokyo
Washington, D.C.

January 30, 2003

File No. 030668-0000

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of General Board of Pension and Health Benefits of the United Methodist Church for Inclusion in Longs Drug Stores Corporation's 2003 Proxy Materials

Ladies and Gentlemen:

Longs Drug Stores Corporation (the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders. On behalf of the Company, I write to inform you that the Company intends to omit the Proposal from its proxy materials and to request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company does so.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are: (1) one original and five copies of this letter, which includes a statement of the reasons why the Company believes it may exclude the Proposal; and (2) six copies of the letter from the Proponent dated December 17, 2002 submitting the Proposal (Attachment A). A copy of this letter is also being sent to the Proponent to notify it that the Company intends to omit the Proposal from the Company's proxy materials.

The Proposal And Bases For Omission

The Proposal would effectively require that the board of directors of the Company (the "Board") (i) take certain initiatives, outlined in the Proposal, aimed at reducing and eventually ceasing, the sale and advertisement of tobacco products in the Company's retail stores, and (ii) issue a report to the stockholders of the Company (the "Stockholders") detailing its actions in that regard. If implemented, the Proposal would restrict the Board's "ability to run [the] Company on a day-to-day basis" and, thus, would interfere with the conduct of the Company's ordinary business operations. See Exchange Act Release No. 40018 (May 21, 1998).

Under Rule 14a-8(i)(7), a company may exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. This "ordinary business operations" exception covers proposals regarding the sale and advertisement of a particular product, as well as proposals requesting a report to stockholders on a particular facet of the company's operations. The Proposal would require both of these items — it effectively mandates that the Company take certain actions with regard to the sale and advertisement of a particular product, here tobacco, and requires that the Board issue a report to the stockholders regarding those actions. We respectfully submit that both aspects of the Proposal are excludable pursuant to the "ordinary business operations" exception of Rule 14a-8(i)(7).

The Initiatives Aimed at Curtailing the Sale and Advertising of Tobacco Products Concern Matters Dealing With the Company's Ordinary Business Operations and the Proposal May Be Excluded Under Rule 14a-8(i)(7).

First, the Proposal effectively mandates that the Company take certain initiatives aimed at curtailing and eventually ceasing the sale and advertisement of a particular group of products, namely, cigarettes and other tobacco products. The Staff has consistently taken the position that companies may omit stockholder proposals relating to the sale and advertisement of tobacco products pursuant to Rule 14a-8(i)(7). See e.g. Albertson's Inc. (avail. March 18, 1999); CVS Corporation (avail. March 2, 1998); J.C. Penney Company, Inc. (avail. March 2, 1998); Rite-Aid Corporation (avail. March 5, 1997); Crown Central Petroleum Corporation (avail. February 19, 1997); Texaco Inc. (avail. February 12, 1997). As recently as the 2002 proxy season, the Staff reaffirmed its position that stockholder proposals dealing with the sale and advertising of tobacco products may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7) because such proposals relate to the company's ordinary business operations. See Wal-Mart Stores, Inc. (avail. April 1, 2002).

In Albertson's, a stockholder submitted a proposal mandating that the board of directors of Albertson's "take steps necessary to assure that [the company] no longer sells advertises, or promotes tobacco products." The Staff concurred in Albertson's opinion that the proposal was directed at matters "relating to [Albertson's] ordinary business operations (i.e., the sale of a particular product)," and could therefore be excluded from Albertson's proxy materials pursuant to Rule 14a-8(i)(7).

Similarly, in CVS the Staff permitted the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board of directors "adopt a policy to stop selling cigarettes unless management can demonstrate that its stores are able to fully implement FDA regulations" related to tobacco. See also J.C. Penney Company, Inc. (avail. March 2, 1998) (Staff permitted exclusion of a proposal substantially similar to that in CVS). The Proposal, like those submitted by stockholders in Albertson's, CVS and J.C. Penney, is directed at the sale and advertising of tobacco, and thus should be excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. See Albertson's, Inc. (avail. March 18, 1999); CVS Corporation (avail. March 2, 1998); J.C. Penney Company, Inc. (avail. March 2, 1998).

Longs Drug Stores owns and operates approximately 447 retail drug stores throughout the United States, each of which carries thousands of products, of which tobacco products represent an extremely small portion. The sale and marketing of each one of those products involves a complex decision-making process that considers a variety of different factors, including social and economic factors. These considerations are integral to the operations of any retail business. Given the number of products, the variety of factors affecting the offer and sale of each product, especially how factors are affected by regional purchasing differences and the speed with which retail customers' tastes change, Rule 14a-8(i)(7) reserves those day-to-day decisions for management because they "could not, as a practical matter, be subject to direct stockholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). Furthermore, stockholders, as a group, cannot be adequately versed in the daily operations of the Company's business to make informed decisions on such issues. See id. For these reasons, and in line with the reasoning of the prior no-action letters discussed above, we respectfully submit that the Proposal should be excludable from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it is directed at the Company's ordinary business operations.

The Report to the Stockholders on the Company's Sale and Advertisement of Tobacco Products Concerns Matters Dealing With the Company's Ordinary Business Operations and the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Second, the Proposal requires the Board to issue a report to the Stockholders on the Company's efforts to implement the initiatives outlined in the Proposal. The Staff has issued several no-action letters taking the position that stockholder proposals requesting an investigation of and report on company operations may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See e.g. Wal-Mart Stores, Inc. (avail. April 1, 2002); The Walt Disney Company (avail. September 30, 1997); Crown Central Petroleum Corporation (avail. February 19, 1997); Potomac Electric Power Company (avail. March 3, 1992); The Southern Company (avail. March 13, 1990).

In Wal-Mart Stores, a stockholder submitted a proposal requiring that the board of directors of Wal-Mart issue a report to stockholders discussing "Wal-Mart's rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as it adopts in the United States." The Staff concurred in Wal-Mart's opinion that the proposal infringed upon management's ability to conduct the day-to-day operations of the business, and therefore could be excluded from Wal-Mart's proxy materials as "relating to ordinary business matters (i.e., the sale and advertising of a particular product)." Likewise, in Crown Central the Staff permitted the exclusion of a proposal requiring the board to investigate the company's compliance with FDA regulations concerning the sale and advertisement of tobacco products. The Staff concurred in Crown Central's opinion that decisions as to whether to investigate and report on aspects of the company's operations involve ordinary business operations, and may therefore be excluded from the company's proxy materials. Similar to those proposals submitted by stockholders in Wal-Mart and Crown Central, the Proposal would require that the Board investigate and report to the Stockholders on the Company's sale and marketing of tobacco products and therefore should be excludable from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. See Wal-Mart Stores, Inc. (avail. April 1, 2002); Crown Central Petroleum Corporation (avail. February 19, 1997).

Furthermore, the Staff has upheld the "ordinary business operations" exception even where the product that is the subject of the proposal is tobacco, despite the fact that tobacco products are significantly regulated, and spark significant public policy concerns. See e.g. Wal-Mart Stores, Inc. (avail. April 1, 2002); Albertson's Inc. (avail. March 18, 1999); CVS Corporation (avail. March 2, 1998); J.C. Penney Company, Inc. (avail. March 2, 1998); Rite-Aid Corporation (avail. March 5, 1997); Crown Central Petroleum Corporation (avail. February 19, 1997); Texaco Inc. (avail. February 12, 1997). With regard to the consideration of such public policy concerns, the Staff has consistently upheld the "ordinary business operations" exception as it relates to the sale and advertising of tobacco products by retailers. See id.

In addition, the sale and advertisement of many of the products that Longs' stores sell other than tobacco products, most notably pharmaceuticals, are subject to some level of regulation, and, although perhaps to a lesser extent than tobacco products, involve consideration of public policy. Regulation or policy concerns, however, do not remove a product from the ordinary course of business; in fact, compliance with applicable regulations and laws is a function of management in nearly any retail business. As noted previously, it is precisely these types of day-to-day considerations that 14a-8(i)(7) reserves for management, which is better equipped than stockholders to balance policy issues with product trends and customer concerns while ensuring compliance with applicable laws and regulations. See Wal-Mart Stores, Inc. (avail. April 1, 2002); Exchange Act Release No. 40018 (May 21, 1998). Such functions could not practically be subject to direct stockholder oversight. See id. For these reasons, the Proposal should be excludable from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it is directed at the Company's ordinary business operations.

Conclusion

The Proposal restricts management's ability to run the Company on a day-to-day basis, and relates to the sale and advertisement of a particular product. It is thus directed at the Company's ordinary business operations, and should be excludable from the Company's Proxy materials under the "ordinary business operations" exception of Rule 14a-8(i)(7).

For the foregoing reasons, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its Proxy materials.

Because Longs Drug Stores anticipates that drafts of its proxy materials will be sent to the printer in April 2003, we would appreciate a response as soon as possible. If the Staff disagrees with our conclusion that the Proposal may be omitted from the Company's proxy materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242 or the undersigned at (415) 395-8184.

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter and returning it to us in the enclosed preaddressed, prepaid envelope. Thank you for your consideration.

Sincerely,

Tad J. Freese
of LATHAM & WATKINS LLP

Enclosures

cc: Timothy Mehren, Longs Drug Stores Corporation
General Board of Pension and Health Benefits of the United Methodist Church

Attachment A

Proposal

RESOLUTION TO LONGS DRUGS

Whereas, according to the Surgeon General, 88% of adult smokers began by the age of 18 and the average age of first smokers is 14; and

Whereas, we believe that the sale of tobacco in drug stores promotes and legitimizes the use of tobacco by adults and minors: and

Whereas, Longs Drugs is the 6th largest drug store chain in the United States with over 440 stores throughout the Western United States;

Whereas, Longs Drugs has a long standing reputation of providing good service and being sensitive to the needs of communities in which it has outlets,

Whereas, we believe that the sale of tobacco is contradictory to the mission of providing healthcare products to consumers; and

Whereas, we believe that tobacco sales undermine Longs' commitment to its corporate motto of "*Live Healthy. Live Happy. Live Longs*"; and

Whereas, Longs Drug is to be commended for its adoption by the Board of Directors of a comprehensive commitment to "*reducing tobacco usage in our communities*" in response to shareholder requests at the 2002 annual meeting.

Now be it Resolved that the shareholders request the Longs' Board of Directors to issue a report (omitting proprietary information and compiled at reasonable cost) on actions by the Company to implement the following matters and that the report be made available to all shareholders within three months after the 2003 annual meeting (including posting on the company's website and that shareholders be notified of its posting):

1. The methodology and time frame for determining "customer preference for eliminating tobacco products" for each store,
2. The phasing out of tobacco products at each store where it is determined that customers oppose the sale of such products;
3. The adoption and publicizing of a policy of refusing all tobacco industry incentives and tobacco advertising, and the inclusion of statewide and local quit smoking resources in all advertising;
4. Actions taken to prevent minors from having access to tobacco products;
5. Actions taken by the company to support smoking cessation programs through established public and private health groups;
6. The creation and implementation of a Company Tobacco Free Advisory Council consisting of shareholders, health professionals and community organizations.

Attachment B

Proponent's Withdrawal Letter

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-3118
1.800.851.2201

March 3, 2003

Mr. Harold R. Somerset
President and CEO
Longs Drug Stores California, Inc.
141 North Civic Drive
Walnut Creek, California 94596

Dear Mr. Somerset:

Through conversations with our colleague, Mr. Ron Freund, we have learned of management's commitment to continue dialogue on the issues which we are addressing in the shareholder proposal submitted for the 2003 proxy season. Further, we are now aware that Long Drug Chain has:

- agreed to a specific time (March 10th) to continue the dialogue in "good faith" discussions;
- appointed an official Longs team to implement agreed upon actions;
- begun implementation of secure displays with prominent display of tobacco cessation products;
- taken out advertising in Bay area newspapers over New Years urging smoking cessation;
- committed to determining store by store community support for whether to terminate sales of tobacco; and, that Longs Drug Chain
- is engaged in working with pharmacy schools regarding tobacco cessation.

In light of these verbal and written commitments and the fact that the company is undergoing significant restructuring, as concerned shareholders we feel it is prudent on our part to withdraw our proposal.

Therefore,, expecting that good faith discussions will continue toward the eventual goal of discontinuing the sale of tobacco products from our stores as well as providing tobacco cessation education and products, The General Board of Pension and Health Benefits hereby formally withdraws the shareholder proposal submitted by on December 17, 2002 to Longs Drug Chain.

We look forward to the first of these meetings which will take place on March 10, 2003.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations
and Social Concerns